March 23, 2020

Gordon Roth
Chief Financial Officer
Roth CH Acquisition I Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

       Re: Roth CH Acquisition I Co.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed March 16, 2020
           File No. 333-236852

Dear Mr. Roth:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed March 16, 2020

Exhibits

1. We note that your amended and restated certificate of incorporation includes an exclusive forum provision. Please disclose this provision in your registration statement and include risk factor disclosure. In this regard, it appears that the exclusive forum provision does not apply to the federal securities laws. Please include whether the provision applies to the federal securities laws in your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gordon Roth
Roth CH Acquisition I Co.
March 23, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



FirstName LastNameGordon Roth                              Sincerely,
Comapany NameRoth CH Acquisition I Co.
                                                           Division of
Corporation Finance
March 23, 2020 Page 2                                      Office of Real
Estate & Construction
FirstName LastName